As filed with the Securities and Exchange Commission on September 6, 2019

Securities Act File No. 333-227612

Investment Company Act File No. 811-23383

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

[X]	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ]	Pre-Effective Amendment No.
[X]	Post-Effective Amendment No. 2
and
[X]	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]	Amendment No. 4

Lord Abbett Credit Opportunities Fund

(Exact Name of Registrant as Specified in Charter)

90 Hudson Street

Jersey City, New Jersey 07302

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(888) 522-2388

(Registrant’s Telephone Number, including Area Code)

John T. Fitzgerald, Esq.

c/o Lord, Abbett & Co. LLC

90 Hudson Street

Jersey City, New Jersey 07302

(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies of Communications to:

Bryan Chegwidden

Ropes & Gray LLP

1211 Avenue of the Americas
New York, NY 10036-8704

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective (check appropriate box):

[ ]	when declared effective pursuant to section 8(c).

The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.

[ ]	Immediately upon filing pursuant to paragraph (b)	[X]	on September 13, 2019 pursuant to paragraph (b)

[ ]	60 days after filing pursuant to paragraph (a)	[ ]	on (date), pursuant to paragraph (a)

[X]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 of Lord Abbett Credit Opportunities Fund (the “Registrant”) is being filed pursuant to paragraph (b)(1)(iii) of Rule 486 under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of delaying, until September 13, 2019, the effectiveness of Post-Effective Amendment No. 1 to the registration statement of the Registrant, which was filed on July 9, 2019 pursuant to paragraph (a) of Rule 486 under the Securities Act. This Post-Effective Amendment No. 2 incorporates by reference the information relating to the Registrant contained in Parts A, B, and C of Post-Effective Amendment No. 1.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all requirements for effectiveness pursuant to Rule 486(b)(1)(iii) and has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Jersey City, and State of New Jersey on the 6th day of September 2019.

LORD ABBETT SECURITIES TRUST

BY:	/s/ John T. Fitzgerald
John T. Fitzgerald
Vice President and Assistant Secretary

BY:	/s/ Bernard J. Grzelak
Bernard J. Grzelak
Chief Financial Officer and Vice President

BY:	/s/ Vito A. Fronda
Vito A. Fronda
Principal Accounting Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

James L.L. Tullis*	Chairman and Trustee	September 6, 2019
James L.L. Tullis*

Douglas B. Sieg*	President, CEO, and Trustee	September 6, 2019
Douglas B. Sieg

Eric C. Fast*	Trustee	September 6, 2019
Eric C. Fast

Evelyn E. Guernsey*	Trustee	September 6, 2019
Evelyn E. Guernsey

Julie A. Hill*	Trustee	September 6, 2019
Julie A. Hill

Kathleen M. Lutito*	Trustee	September 6, 2019
Kathleen M. Lutito

James M. McTaggart*	Trustee	September 6, 2019
James M. McTaggart

Karla M. Rabusch*	Trustee	September 6, 2019
Karla M. Rabusch

Mark A. Schmid*	Trustee	September 6, 2019
Mark A. Schmid

*BY:	/s/ John T. Fitzgerald John T. Fitzgerald Attorney-in-Fact, signed pursuant to power of attorney filed in Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on December 26, 2018.